Filed by TelecityGroup plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Interxion Holding N.V.

Commission File Number: 001-35053

Date: April 13, 2015

STRICTLY PRIVATE & CONFIDENTIAL

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

THIS ANNOUNCEMENT IS NOT AN ANNOUNCEMENT OF A FIRM INTENTION TO MAKE AN OFFER UNDER RULE 2.7 OF THE CITY CODE ON TAKEOVERS AND MERGERS (THE “TAKEOVER CODE” OR THE “CODE”) AND THERE CAN BE NO CERTAINTY THAT ANY SUCH OFFER WILL BE MADE, OR AS TO THE TERMS ON WHICH ANY SUCH OFFER WOULD BE MADE

For immediate release

7 May 2015

Possible Offer for TelecityGroup

The Board of TelecityGroup today announces that it has received an approach from Equinix, Inc. (“Equinix”) regarding a possible offer for TelecityGroup at 1145 pence per share. The consideration would be payable in a mixture of cash and Equinix stock — approximately 54% of the consideration would be payable in cash and approximately 46% in Equinix stock.

As noted in the joint announcement made by TelecityGroup and Interxion Holding N.V. (“Interxion”) on 9 March 2015, the implementation agreement that has been entered into by TelecityGroup and Interxion prohibits either Interxion or TelecityGroup from soliciting alternative proposals and from discussing alternative proposals except in limited circumstances. One of the exceptions to the restriction on entering into discussions with a third party regarding an alternative proposal is where the directors of the relevant party believe they are required to do so by virtue of their fiduciary duties or other applicable law.

Having carefully considered the Equinix proposal in the light of this exception, the Board of TelecityGroup has determined that it is required by virtue of its fiduciary duties to enter into discussions with Equinix and has decided to permit Equinix to undertake a short period of due diligence.

At this stage, there can be no certainty that any offer will ultimately be made for TelecityGroup, or as to the terms on which any offer would be made.

The Board of TelecityGroup will issue a further statement when appropriate.

TelecityGroup notes, in accordance with Rule 2.4(c) of the Takeover Code, that Equinix will have until 5.00 p.m. on 4 June 2015, being 28 days after today’s date (or such later time and/or date as may be agreed by TelecityGroup and the Takeover Panel), to announce either a firm intention to make an offer for TelecityGroup or that it does not intend to make an offer.

This announcement has not been made with the agreement or approval of Equinix.

A copy of this announcement will be available, subject to certain restrictions relating to persons resident in restricted jurisdictions, at http://www.telecitygroup.com/investor-centre/investor-centre-home.htm, by no later than 12 noon (London time) on the business day following the date of this announcement. The content of the websites referred to in this announcement are not incorporated into and do not form part of this announcement.

Enquiries:

Goldman Sachs International (Lead Financial Adviser)	+44 (0) 20 7774 1000
Anthony Gutman
Richard Cormack
Nicholas van den Arend
Alex Garner

Oakley Capital Limited (Financial Adviser)	+44 (0) 20 7766 6933
Christian Maher
Anthony Yaneza

Barclays Bank PLC (Financial Adviser)	+44 (0) 20 7623 2323
(Acting through its investment bank)
Matthew Smith
Jim Renwick
Joe Valenti

Greenhill & Co International LLP (Financial Adviser)	+44 (0) 20 7198 7400
David Wyles
Pieter-Jan Bouten

Brunswick (Public Relations Adviser)	+44 (0) 20 7404 5959
Mike Smith
Sarah West
Aideen Lee

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for TelecityGroup and no one else in connection with the proposed transactions referred to in this announcement and will not be responsible to anyone other than TelecityGroup for providing the protections afforded to clients of Goldman Sachs International, or for giving advice in connection with the proposed transactions or any matter referred to herein.

Oakley Capital Limited is authorised and regulated by the Financial Conduct Authority. Oakley Capital Limited is acting as financial adviser for TelecityGroup and no one else in connection with the matters set out in this announcement and will not regard any other person as its client nor be responsible to anyone other than those persons for providing the protections afforded to clients of Oakley Capital Limited nor for providing advice in relation to the matters referred to in this announcement.

Barclays Bank PLC, acting through its Investment Bank (“Barclays”), which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for TelecityGroup and no one else in connection with the proposed transaction and will not be responsible to anyone other than TelecityGroup for providing the protections afforded to clients of Barclays, or for giving advice in connection with the proposed transaction or any matter referred to herein.

Greenhill & Co. International LLP, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting for TelecityGroup and no one else in connection with the proposed transaction and will not be responsible to anyone other than TelecityGroup for providing the protections afforded to clients of Greenhill & Co International LLP, or for giving advice in connection with the proposed transaction or any matter referred to herein.

Disclosure requirements of the Takeover Code

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

No offer or solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable United Kingdom regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, an offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important information concerning TelecityGroup’s proposed merger with Interxion

TelecityGroup has not commenced and may not make an offer to purchase Interxion shares. In the event that TelecityGroup makes such an offer (as the same may be varied or extended in accordance with applicable law), TelecityGroup will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of TelecityGroup and Interxion, and a tender offer statement on Schedule TO (the “Schedule TO”). If such an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal and form of acceptance to be delivered to Interxion, filed with the SEC and mailed to Interxion shareholders. Any offer for Interxion in the United States will be made by TelecityGroup or an affiliate of TelecityGroup and not by any other person.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

IF AN OFFER FOR INTERXION IS MADE BY TELECITYGROUP, SHAREHOLDERS OF INTERXION ARE URGED TO READ ANY DOCUMENTS REGARDING THAT OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THAT OFFER.

If an offer for Interxion is made by TelecityGroup, a registration statement, joint proxy statement, Schedule TO and other related documents will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at TelecityGroup’s website, www.Telecitygroup.com. This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer for Interxion is made by TelecityGroup, TelecityGroup may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.